NXCE Holdings LLC

REVIEWED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JULY 14, 2026

Prepared Under Generally Accepted Accounting Principles (GAAP)

CONTENTS

Taxconsultant.Poojacpa@gmail.com
301 S. Park PO Box 200514, Helena, MT

Independent Accountants' Review Report

July 16, 2026

Re: NXCE Holdings LLC.

To Whom It May Concern

We have reviewed the accompanying financial statements of NXCE Holdings LLC. (the "Company"), which comprise the statement of balance sheet as of July 14, 2026, and the related statements of revenue and expenditure, statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated ***July 16, 2026*** on our consideration of NXCE Holdings LLC. internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of

Taxconsultant.Poojacpa@gmail.com
301 S. Park PO Box 200514, Helena, MT

internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering NXCE Holdings LLC. with internal control over financial reporting and compliance.

Pooja Tejwani
Certified Public Accountant
Licensed# PAC-CPA-LIC-033536

NXCE HOLDINGS LLC
BALANCE SHEET
AS OF JULY 14, 2026

	FY-2026
	$
ASSETS	
CURRENT ASSETS	
INVESTMENT	-
CASH IN HAND AND BANK	-
TOTAL CURRENT ASSETS	-
NON-CURRENT ASSETS	
PROPERTY & EQUIPMENT	-
FIXED ASSETS	-
TOTAL ASSETS	**-**
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
OTHER LIABILITIES	-
TOTAL CURRENT LIABILITIES	-
EQUITY	
SHAREHOLDERS EQUITY	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	**-**

NXCE HOLDINGS LLC
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE PERIOD ENDED JULY 14, 2026

	FY-2026
	$
REVENUE/ INCOME	
Operating Revenue	-
Total Revenue/Income	**-**
ADMINISTRATIVE & GENERAL EXPENSES	
Salaries/ Compensation Benefits	-
Rehab Costs	-
Depreciation & Amortization	-
Finance Costs	
Other Expenses	-
Total Administrative and General Expenses	**-**
Operating Income / (Loss)	**-**
Less: net income attributable to minority interest	-
Net Income attributable to NXCE Holdings LLC	**-**

NXCE HOLDINGS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JULY 14, 2026

	FY-2026
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Net increase in from operations activity	-
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities	
Net increase/ decrease in working capital	-
	-
Cash generated from / (used in) operations	-
Net Cash Flow from / (used in) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase/Sale of fixed assets	-
Net Cash Flow (used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Proceed from investments	-
Net Cash Flow from Financing Activities	-
Net Increase/(Decrease) in Cash and Cash Equivalents	-
Cash and Cash Equivalents at the Beginning of the Period	-
Cash and Cash Equivalents at the End of the Period	-

Taxconsultant.Poojacpa@gmail.com
301 S. Park PO Box 200514, Helena, MT

NXCE Holdings LLC.

Notes to the Financial Statements
For the Period Ended July 14, 2026

NOTE I - ORGANIZATION

The Company operates as a holding and investment company. Its principal activities include holding equity interests in subsidiaries and affiliated entities, investing in and managing real estate assets, and holding strategic investments across a range of businesses and financial assets. The Company may also own and manage intellectual property, provide administrative and management support to its group as well as external companies, and undertake activities incidental to the ownership, management, and development of its investment portfolio.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Account Receivable: Account receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectable. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended July 14, 2026.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Cash and Cash Equivalent: Cash consists of cash in hand or deposited with the bank till July 14, 2026.

Taxconsultant.Poojacpa@gmail.com
301 S. Park PO Box 200514, Helena, MT

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

NOTE 3 – FINANCIAL INSTRUMENTS

The Company financial instruments are primarily comprised of short-term, notes receivable and notes payable. For short-term instruments, the historical carrying amount is a reasonable estimate of fair valuer. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on the assumptions, management believes the fair market values of the company's financial instruments are not materially different from their recorded amounts as of July 14, 2026.

NOTE 4 – CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.